Filed Pursuant to Rule 433

Dated March 17, 2016

Registration Statement No. 333-204635

Supplementing Preliminary Prospectus Supplement

Dated March 17, 2016 and

Prospectus dated June 2, 2015

DuPont Fabros Technology, Inc. 1212 New York Avenue, NW Suite 900 Washington, DC 20005 www.dft.com

NEWS

FOR IMMEDIATE RELEASE

March 17, 2016

DUPONT FABROS TECHNOLOGY, INC. ANNOUNCES NEW LEASES TOTALING OVER 27 MEGAWATTS OF CRITICAL LOAD, COMMENCEMENT OF DEVELOPMENT OF SC1 PHASE III AND ACQUISITION OF LAND FOR FUTURE DEVELOPMENT

WASHINGTON, DC – March 17, 2016 – DuPont Fabros Technology, Inc. (NYSE: DFT) announced today that, since January 1, 2016, it has executed pre-leases and lease expansions comprised of 27.11 megawatts (“MW”) of available critical load and approximately 126,000 computer room square feet (“CRSF”). The weighted average lease term of these leases is 14.8 years with average GAAP base rent of $102 per kilowatt per month, which is an increase of 1% over 2015’s average GAAP base rent. These leases were signed with existing super wholesale and wholesale customers of DFT. Below is a summary of the leases executed quarter to date.

•	One pre-lease of the entire third phase of SC1, comprised of 16.00 MW and approximately 64,000 CRSF. With this lease, we are commencing development of SC1 Phase III at an estimated total cost of $164.0 million to $170.0 million. The estimated GAAP unleveraged return on investment of SC1 Phase III is 11.3% to 11.7%. We anticipate completing SC1 Phase III and commencing this lease in the third quarter of 2017.

•	One pre-lease of a portion of CH2 Phase III, comprised of 7.11 MW and 44,628 CRSF. This lease is expected to commence in the third quarter of 2016 when CH2 Phase III is placed into service.

•	One pre-lease of a portion of CH2 Phase II, comprised of 2.84 MW and 17,830 CRSF. This lease is expected to commence in the second quarter of 2016 when CH2 Phase II is placed into service.

•	Expansions of available critical load of an existing lease at CH2 Phase I and an existing pre-lease at CH2 Phase II. These expansions totaled 1.16 MW of critical load.

With these pre-leases and expansions, as of today, SC1 Phase III is 100% pre-leased, CH2 Phase II is 77% pre-leased based on critical load and 76% pre-leased based on CRSF and CH2 Phase III is 63% pre-leased based on critical load and 56% pre-leased based on CRSF.

Chris Eldredge, President and CEO commented, “DFT had an outstanding fourth quarter in 2015 with the leasing of 32 MW of critical load. This momentum has carried over into Q1 2016 where we now see combined leasing for these two quarters of almost 60 MW of critical load; further validating our wholesale-focused strategy that enables the cloud to achieve its astronomical growth of late.”

DFT has also extended the term of one of the two leases scheduled to expire in 2016. The lease is for 0.54 MW of available critical load and 2,517 CRSF. The lease term has been extended by five years, effective on October 1, 2016, and at that time, cash base rent will increase 3% and GAAP base rent will increase 15% immediately. There is one remaining lease scheduled to expire in 2016, and it is for 1.14 MW of available critical load and 5,400 CRSF with an expiration date of December 31, 2016.

In addition, on March 2, 2016, DFT entered into an agreement to acquire a 46.7 acre parcel of land in Hillsboro, Oregon for a purchase price of $11.2 million. This acquisition is being made in connection with DFT’s recently announced plan to expand its data center development and operations into one or more new markets over the next several years. DFT expects to complete the acquisition in the second quarter of 2016.

About DuPont Fabros Technology, Inc.

DuPont Fabros Technology, Inc. (NYSE: DFT) is a leading owner, developer, operator and manager of enterprise-class, carrier-neutral, large multi-tenant wholesale data centers. The Company’s facilities are designed to offer highly specialized, efficient and safe computing environments in a low-cost operating model. The Company’s customers outsource their mission-critical applications and include national and international enterprises across numerous industries, such as technology, Internet content providers, media, communications, cloud-based, healthcare and financial services. The Company’s 12 data centers are located in four major U.S. markets, which total 3 million gross square feet and 266 megawatts of available critical load to power the servers and computing equipment of its customers. DuPont Fabros Technology is a real estate investment trust (REIT) headquartered in Washington, D.C. For more information, please visit www.dft.com.

Forward-Looking Statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The matters described in these forward-looking statements include expectations regarding future events, results and trends and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We face many risks that could cause our actual performance to differ materially from the results contemplated by our forward-looking statements, including, without limitation, failure to negotiate leases on terms that will enable us to achieve our expected returns and declines in rental rates at new and existing facilities, and the risks commonly associated with construction and development of new facilities (including delays and/or cost increases associated with the completion of new developments), risks relating to obtaining required permits and compliance with permitting, zoning, land-use and environmental requirements. The periodic reports that we file with the Securities and Exchange Commission, including the annual report on Form 10-K for the year ended December 31, 2015 contain detailed descriptions of these and many other risks to which we are subject. This report is available on our website at www.dft.com. Because of the risks described above and other unknown risks, our actual results, performance or achievements may differ materially from the results, performance or achievements contemplated by our forward-looking statements. The information set forth in this news release represents our expectations and intentions only as of the date of this press release. We assume no responsibility to issue updates to the contents of this press release.

For Additional Information:

Jeffrey H. Foster

Chief Financial Officer

+1 (202) 478-2333

DuPont Technology, Inc. has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents DuPont Technology, Inc. has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, Attn: Prospectus Department, by calling 866-471-2526, or by e-mail at prospectus-ny@ny.email.gs.com, by contacting KeyBanc Capital Markets Inc. at 127 Public Square, 4th Floor, Cleveland, Ohio 44114, Attn: Prospectus Delivery Department, by calling 800-859-1783, or by contacting Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, Attn: Prospectus Department, by calling 800-221-1037, or by email at newyork.prospectus@credit-suisse.com.